April 10, 2008

VIA FACSIMILE, FEDERAL EXPRESS AND EDGAR

Daniel F. Duchovny, Esq.

Special Counsel

Office of Mergers and Acquisitions

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	The Phoenix Companies, Inc.
Response to April 1, 2008 comments
Filed on April 4, 2008
File No. 001-16517

Dear Mr. Duchovny:

On behalf of The Phoenix Companies, Inc. (the “Company”), we are writing to respond to the comments set forth in the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated April 8, 2008 (the “Comment Letter”) relating to the Company’s letter to the Staff filed on April 4, 2008 (the “Initial Response Letter”) in response to the Staff’s comment letter dated April 1, 2008.

For your convenience, the responses set forth below have been organized in the same manner in which the Staff’s Comment Letter was organized. Copies of this response letter are being filed simultaneously with the Commission.

1.	We reissue comment 1 of our April 1, 2008 letter in part. We note your response with respect to the third bullet point in comment 1. We note that in your response you state that the expense reductions advocated by the dissidents (which you have estimated to be $90 million) is “equal to 35% of the Company’s 2007 operating expenses, excluding the Company’s Asset Management business …” (emphasis added). Please explain to us why that calculation is appropriate given your statement that the estimated amount of expense reductions were apparently made in conversations between the company and the dissidents before a public announcement of the upcoming spin-off of that business.

We respectfully submit to the Staff that although the conversations with Oliver Press initially occurred prior to a public announcement of the planned spin-off of the Company’s Asset Management business, such $90 million figure was based on Oliver Press’ analysis of the statutory expenses of our life insurance company only. The $90 million of expense reductions does not take into account expenses of the Company’s Asset Management business, which is a separate subsidiary of the Company. Accordingly, the timing of the conversations and the announcement of the planned spin-off do not impact the Company’s previous statements in its Initial Response Letter.

2.	We reissue comment 2 in part. Please explain why you are unable to provide a definitive statement as to the future disclosure regarding Ms. Young compensation and instead state that you will provide the separate quantification “to the extent practicable.”

The basis for our statement in our Initial Response Letter is due to the difficulty in clearly separating certain retirement benefits earned by Mrs. Young as CEO and such benefits earned by her prior to her appointment as CEO. Pursuant to the Company’s Qualified Pension Plan and Supplemental Retirement Plan, the calculation of Mrs. Young’s retirement benefits thereunder are based upon the applicable average earnings as specified under the plans applied against her 27 years of credited service. Accordingly, this benefits calculation does not lend itself to distinguishing benefits attributable to years before and after she became CEO.

For purposes of demonstrating the impact of prior years of service on retirement benefits, however, we are able to calculate the estimated retirement benefit for a newly hired CEO, who was never previously an employee of the Company, using the date Mrs. Young became CEO as the hire date (January 1, 2003). We believe this hypothetical analysis fairly demonstrates the extent to which such pension benefits are attributable to years of service. With respect to future disclosure, we will identify compensation that is attributable to having 27 years of credited service as opposed to using the phrase “compensation earned over 27 years”.

With respect to the difficulty as to clearly separating out certain of Mrs. Young’s retirement benefits earned for periods before and after she became CEO, we also note that under her Excess 401K Plan the amounts earned on the balance of such plan prior to her becoming CEO are not separately tracked from amounts earned on contributions to such plan after she became CEO.

* * * * * * *

The undersigned, on behalf of the Company, hereby acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in respect to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call myself (at 212-455-2583) or Brian Gingold (at 212-455-2461) of Simpson Thacher & Bartlett LLP, if you wish to discuss the Company’s responses to the Comment Letter.

Very Truly Yours,

/s/ John G. Finley

John G. Finley

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